SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: June 26, 2026

List of materials

Documents attached hereto:

i) Translation of the Extraordinary Report (Rinji Houkokusho) filed with the Director General of the Kanto Local Finance Bureau in Japan by Sony Group Corporation on June 26, 2026

Extraordinary Report

June 26, 2026

(TRANSLATION)

Sony Group Corporation

Note for readers of this English translation

On June 26, 2026, Sony Group Corporation (the “Corporation”) filed its Japanese-language Extraordinary Report (Rinji Houkokusho) (the “Report”) with the Director-General of the Kanto Local Finance Bureau in Japan in connection with the Corporation’s shareholders’ voting results for proposals acted upon at the 109th Ordinary General Meeting of Shareholders held on June 23, 2026 pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Report in its entirety.

1.	Reason for submitting the Extraordinary Report

Given that resolutions were made for the PROPOSALS TO BE ACTED UPON at the 109th Ordinary General Meeting of Shareholders held on June 23, 2026 (the “Meeting”), Sony Group Corporation (the “Corporation”) submits this Extraordinary Report under the provisions of Article 24-5, Paragraph 4, of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 2, Item 9-2, of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2.	Matters reported

(1) Date when the Meeting was held:     June 23, 2026

(2) Proposals acted upon

Proposal:        To elect 10 Directors.

Hiroki Totoki, Lin Tao, Wendy Becker, Joseph A. Kraft Jr., Neil Hunt, William Morrow, Shingo Konomoto, Yoriko Goto, Nora Denzel and Masayuki Hyodo elected as directors of the Corporation.

(3) Number of voting rights concerning the indication of “for,” “against” or “abstention” for each proposal; requirements for approving the proposals; and results of resolutions

1) Total number of voting rights

Number of shareholders with voting rights	504,282
Number of voting rights	59,053,973

2) The number of shareholders who have exercised their voting rights

Number of shareholders who have exercised their voting rights		162,587
(Number of shareholders present at the Meeting		998)

Number of voting rights exercised	49,334,685	[Exercise Ratio 83.5%]
(Number of voting rights of the shareholders present at the Meeting	254,093	[Exercise Ratio 0.4%]

(Voting right)

Proposal	For	Against	Abstention	Ratio of favorable votes	Results
Hiroki Totoki	48,654,949	643,056	17,316	98.62%	Approved
Lin Tao	48,676,306	621,693	17,321	98.66%	Approved
Wendy Becker	48,800,498	497,498	17,323	98.91%	Approved
Joseph A. Kraft Jr.	48,797,730	500,230	17,360	98.91%	Approved
Neil Hunt	48,863,204	434,737	17,379	99.04%	Approved
William Morrow	48,840,049	457,857	17,413	98.99%	Approved
Shingo Konomoto	48,824,557	473,434	17,329	98.96%	Approved
Yoriko Goto	48,847,504	450,491	17,326	99.01%	Approved
Nora Denzel	48,846,715	451,277	17,329	99.01%	Approved
Masayuki Hyodo	48,840,496	457,393	17,430	98.99%	Approved

Notes:

1.	Lin Tao’s legal name as registered in the family register is Lin Imaizumi.
2.	The resolution for the Proposal shall be adopted by a simple majority of the voting rights held by the shareholders present and voting at the Meeting (including postal and electronic voting) in a vote of shareholders holding in aggregate one-third (1/3) or more of the total number of voting rights.
3.	The denominator of the “Ratio of favorable votes” was calculated by adding the number of voting rights held by the present and voting shareholders at the Meeting.

(4)	Reason why a portion of the voting rights held by the shareholders present at the Meeting was not added to the number of voting rights:

The required majority approval for the proposal was met by aggregating the votes exercised prior to the Meeting and votes of shareholders present at the Meeting of which the Corporation was able to confirm the indication as to the proposal. Therefore, of the voting rights held by shareholders present at the Meeting, the number of voting rights concerning the indication of “for,” “against” or “abstention” as to the proposal of which the Corporation was not able to verify was not tallied, except as explained in Note 3 to the table of 2. (3) 2) above.